Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: July 24, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia has filed a registration statement with the SEC, which includes a preliminary proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders are urged to read the registration statement and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the definitive proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF THE WACHOVIA ANALYST/INVESTOR TELECONFERENCE HELD ON JULY 20, 2007 RELATING TO WACHOVIA’S SECOND QUARTER EARNINGS ANNOUNCEMENT

Operator

Good morning. My name is Luanne and I’ll be your conference operator today. At this time I’d like to welcome everyone to the Wachovia second quarter 2007 earnings release conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. (OPERATOR INSTRUCTIONS). Thank you.

I’ll now turn the conference over to Ms. Alice Lehman, Head of Wachovia Investor Relations. Ma’am, you may begin your conference.

Alice Lehman - Wachovia Corporation - Director IR

Thank you, Operator, and thanks for everyone for joining the call this morning. We hope you’ve received our earnings release by now as well as the supplemental quarterly earnings report. If you haven’t, both are available on our investor relations website at Wachovia.com/investor. In this call, we’ll review the first 14 pages of the quarterly earnings report. In addition to this teleconference, this call is available through a listen only live audio webcast. Replays of the teleconference will be available by about 2:30 today and will continue through 5:00 p.m. Friday, August 31. The replay phone number is 706-645-9291, and the access code is 3661619.

Our CEO, Ken Thompson, will kick things off. He will be followed by our CFO, Tom Wurtz, and our Chief Credit Officer, Don Truslow. Also with us are other members of our executive management team. We’ll be happy to take your questions at the end.

Of course before we begin, I have a few reminders. First, any forward-looking statements made during this call are subject to risks and uncertainties. Factors that could cause Wachovia’s results to differ materially from any forward-looking statements are set forth in Wachovia’s public reports filed with the SEC, including Wachovia’s Current Report on Form 8-K filed today. Second, some of the discussion about our Company’s performance today will include references to non-GAAP financial measures. Information that reconciles those measures to GAAP measures can be found in our filings with the SEC and in the news release and supplemental material located at Wachovia.com/investor.

Third, Wachovia’s proposed merger with A.G. Edwards will be addressed in a definitive proxy statement-prospectus to be filed with the SEC. We urge you to read that document because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy material filed with the SEC and will also be contained in the definitive proxy statement-prospectus. That document and other SEC filings can be obtained for free at the SEC’s website, and from Wachovia and A.G. Edwards. Finally, when you ask questions, please give your name and your firm’s name. Now let me turn things over to Ken.

Ken Thompson - Wachovia Corporation - CEO

Thanks, Alice, and good morning to everyone. We really thank you for joining us at the end of what’s been for you I know a very busy week. I’m going to start off by making some brief opening comments and then I’m going to turn the mic over to Tom Wurtz and Don Truslow for more specific follow-up.

We’re very pleased with our second quarter results — earnings per share of $1.23 in what we consider to be a quarter with very little noise. We’re experiencing customer growth in all of our four business lines, and customer service scores are the best that they’ve ever been and they are continuing to improve, and the result of those two facts is that we are adding new customers at a significantly higher rate than we are attriting customers. We experienced really good balance sheet growth in the quarter, both loans and core deposits are up nicely, and fee income was outstanding across almost every category in each of our four business lines.

On the expense side, our efficiency ratio has improved over the last 12 months by 270 basis points, and that’s in spite of significant investment of expense dollars and capital in new business initiatives which will pay off for us in the future. And in risk management, I’m particularly happy with our position in a very difficult environment. Our charge-offs continue to be very low, 14 basis points; NPA’s increased for us slightly in this quarter — that was primarily in mortgage, but if you compare our mortgage company to almost any other in the industry, our NPAs are outstanding, and our NPAs at a company level would have to be considered outstanding in comparison to our peer group. Lastly, we are very comfortable with where we sit today in a conservative position in virtually all asset classes as markets reprice risk, and Don Truslow will talk more about that with you later.

So, with those opening comments, let me now turn it over to Tom Wurtz to walk you through our tables.

Tom Wurtz - Wachovia Corporation - CFO

Thanks, Ken, and I would add my thanks to all of you for joining us this morning. I believe we’re delivering a solid quarter, very much in line with our April guidance, our strong revenue growth, appropriate expense management and stable credit quality, and personally it’s gratifying to produce solid bottom line results while continuing to invest in our core businesses and maintaining an appropriate risk profile in spite of some fairly frothy credit markets. While volatility in many markets has been higher than recent quarters, it’s overall a suitable back drop for us to continue to meet our goals for the year. As we go through the quarterly earnings report, I expect — I hope all of you have this available to you, just a reminder since Golden West was not part of Wachovia until the fourth quarter of 2006, we’ve introduced the concept of combined 2006 results which attempts to portray how results would have looked if in fact we were consolidated for each quarter of 2006.

So with that if we can turn to page two, as Ken noted, GAAP earnings totaled $2.3 billion which translates to $1.22 per share or $1.23 on an operating basis. On a linked basis the Corporate & Investment Bank produced bottom line results which were up 58% on broad strength across all major business lines. Wealth Management grew 11%, the General Bank grew 1% despite some headwinds, Capital Management was essentially flat compared to record First Quarter results and continues to execute extraordinarily well, up 30% from the second quarter of last year.

Overall revenue was a record $8.7 billion while net interest income was down about a percent, fee income was up 13%, producing overall revenue growth of 6%. What is particularly noteworthy is the strength across all major fee categories in addition to viewing it from a business segment standpoint as well. Expenses were up 6%, primarily a result of higher revenue-based incentives and investment spending which I’ll get to later. Commercial loans grew at 5%, while organic growth and consumer loans came in at 2%. While reported consumer loan balances declined modestly as a result of sale and securitization activity, consumer loan originations were up 8% to $28 billion in the quarter. Average core deposits grew at an annualized rate at about 10% with notable strength in both time deposits and checking balances, and finally nonperforming assets picked up to 47 basis points while charge-offs decreased slightly to 14 basis points. The provision of $179 million reflects the addition of reserves for the solid growth that we witnessed in our loan portfolio and stable trends within those portfolios, and capital ratios remain on target.

Page three simply reconciles GAAP with operating results and really requires no further explanation so we’ll turn to page four. Page four shows the income statement on a consolidated basis. It’s worth noting here that net interest income declined less than a percent from Q1 as we continued to experience some margin compression which exceeded the near term impact of balance sheet growth. We believe that a variety of modestly favorable factors will likely produce modestly higher net interest income in the second half of the year compared to the first half resulting in flattish year-over-year net interest income growth.

Turning to page five, you can see the overhead efficiency ratio was generally consistent with Q1 and down 270 basis points from the second quarter of 2006. If you look down to the next line on the page, you see that the improvement is closer to 300 basis points excluding brokerage. Obviously, the strong growth we’ve experienced in brokerage — which is a narrow margin business — has masked some of the fundamental improvement in the rest of the Company. The net interest margin dipped by nine basis points which is a combination of core compression and a few basis points of timing that will likely reverse itself over the next couple of quarters. This compression is largely associated with continued expansion of our structured products business both here and abroad, we have seen some continued mix shift in the loan portfolio and within deposit products based on customer preferences, but we believe we’re taking the appropriate actions to focus our salesforce on growing core deposits and taking care of customers.

Charge-offs as you can see at 14 basis points are well in check and we don’t see any new pressures there on the credit front. Capital ratios are right in line where we want them and you can see the fully diluted share count, down by about 6 million shares with period-end shares down about 10 million. We purchased about 13 million shares during the quarter. You’ll note that the employee count is flat despite some robust growth in the General Bank you’ll hear about later.

Page six details the major balance sheet trends which I spoke to earlier. I’d like to point out a few items of note. First is the 18% growth in average trading assets which is one of the factors that pressured the net interest margin in the quarter. Second is that loan originations were very strong for the quarter, as loans held for sale grew almost $1 billion in spite of the securitization and sale of $21 billion of loans in the quarter, and finally it’s also worth noting that low cost core deposits grew approximately 7% compared to combined second quarter 2006, reflecting nice growth in money-market products and interest checking.

Looking to page seven, very nice growth in fee income from both traditional banking fees and market related businesses — an aggregate up 13% linked quarter, and a nice uptick in service charges, up 9%. Other banking fees were up quite nicely compared to Q1, and adjusted for MSR gain which was offset entirely in other income lines, they are up a very solid 7%. Commissions remain very solid, down about a percent from Q1 despite lower contribution from record equity syndicate activity in Q1. Fiduciary and asset management fees up 7% linked quarter, 21% year-over-year, which is simply a great story. I’ll cover the fee income lines exclusive to the Corporate & Investment Bank when I speak to the results for CIB and then also we’re going to ask the business unit leaders to speak about their results for a moment as well. Finally, other income — down 5% including the hedging losses I just referenced in association with mortgage servicing rights, which drove lower securitization gains.

On page eight, we detail expenses, up 6% on a linked quarter basis — right in line with the guidance that we provided in April. Overall, expenses are up $268 million, but what we need to keep in mind is that first quarter expenses included $93 million of additional stock compensation expense, so really, we’re dealing with an increase of about $350 million quarter-over-quarter. Of that amount, about 60% is from higher revenue-based incentives based on the high revenue growth for the quarter, and merit increases which we end up awarding at the end of the first quarter, and so you see the full quarter impact of that, so 60% of the $350 million comes from those factors. About 25% of the increase is attributable to activities directly in support of revenue growth like advertising, travel, and the cost of new branches that we opened — about 20.

We consolidated about 58 branches, we expanded a variety of our business lines, added brokers and so forth, and so there’s about $50 million or 15% of the total that are attributable to things like consulting, outside legal fees, loan origination costs, and processing costs that I think are things that people would have a real focus on keeping an eye on, and we have. Overall the expense increase for the quarter is likely on the surface higher than people would have guessed, but we’ve indicated we’re focused on managing our expense growth including continued investments at a level that’s indexed to our revenue opportunities, and that’s exactly what we’ve done.

Turning to the business units, I’ll start on page nine with the General Bank. The bottom line growth masks the core strength in the business. Revenue growth was solid, up 8% on an annualized basis in spite of flat net interest income. Major initiatives included executing in the quarter on branch building, western expansion, branch consolidation, credit card growth, expansion in the mortgage platform in the Wachovia branches. Absent these initiatives, expense increases were very modest. Highlights for the quarter which I’m sure Ben will speak to include solid deposit growth, strong fee income growth, solid loan growth and continued success with customer satisfaction and loyalty initiatives. You see an increase in provision in the General Bank and that’s entirely attributable to growth in the credit card portfolio and our indirect auto portfolio where we’re seeing very nice growth in those businesses.

Wealth Management shown on page ten produced bottom line growth of 11% linked quarter and 22% versus a year ago, which was much more in line with our experience over the last several years which was recently interrupted by restructuring the organizational structure of Wealth Management and changing our advisory model over the past few quarters, so we continue to see great acceptance of the new investment platform and we look for solid results going forward. Turning to the Corporate & Investment Bank on Page 11, we had a great quarter with record revenue in earnings, broad strength across all major lines, and robust growth in both net interest income and fee income. Clearly, a great quarter for principal investing for us and for the industry.

You know, I think there’s a lot of focus on principal investing and trading and what the contribution was to our overall results, so to put it in perspective if you take a look at the first six months of last year versus the first six months of this year, trading and principal investing is up about $50 million over the first six months of this year versus last year, so relatively comparable, and obviously markets are a little stronger now than they were last year so not surprising. Within our other capital markets businesses, execution in the context of pretty volatile markets was solid — within structured products, we saw a pretty strong rebound in structured credit products from the first quarter which included results that were impacted by market disruption. This quarter our CMBS business has posted better results in spite of the fact that they were faced with margin pressures on deals that were coming to market as spreads were widening and subordination levels were increasing. We think we’ve managed through this volatility very well.

While markets are clearly more volatile than in recent past, we enter the third quarter with strong pipelines and good momentum but probably greater uncertainty about pipeline, and I think that’s probably true for all participants. Capital Management as shown on page 12, again, flat results with record first quarter results. Year-over-year growth 30%, great focus on execution, expense management, disciplined acquisitions and thoughtful integration of new businesses, just a wonderful story there. Brokerage highlights include Series 7 advisors up 8% annualized from the first quarter and also those folks have trailing commissions 10 to 15% higher than similar hires a year ago so a very good story there. Continued migration of customers to managed account programs, and solid increases in client assets.

One note on Asset Management. Previously both CMG and our Wealth unit had investment discretion with respect to co-managed non-proprietary assets held by certain wealth customers. We always footnoted this in the past. We’ve now moved to a model where authority resides only with the Wealth Management team for those accounts, thus we have moved the balances out of CMG for reporting purposes and that will be the pattern we follow going forward. Now, I’ll ask Don if he would speak to credit and then I’ll follow-up very quickly with earnings guidance.

Don Truslow - Wachovia Corporation - Chief Risk Officer

Great. Thank you, Tom. Credit quality for the quarter remained very healthy, as already has been noted. No real meaningful surprises, and all of that against the back drop of some pretty challenging credit markets, particularly here in the last few weeks.

Starting with nonperforming assets, we did see a $341 million increase in nonperforms linked quarter, driven mainly by more delinquencies in the residential real estate portfolio. Now, of the total increase of $341 million, $224 million represented commercial real estate loans and about $50 million of the increase was in consumer foreclosed properties, and I would just note that as we discussed in some depth last quarter, our overall consumer portfolio is very well secured and has demonstrated very low loss content through time and that continues to be the case. The average loan to value of the residential nonperforming loan book using updated appraisal information — where we’ve gone out and we’ve refreshed the appraisal information on the book — is at a very low 72% as of quarter end, giving us very good cushion against those loans.

We’re experiencing some of the same trends obviously seen in the overall mortgage market which are driving up delinquencies and in addition to that, we’re also seeing some seasoning of the portfolio given the growth in the business over the last couple of years, so to be expected. Our default loan servicing centers are noting as they talk to defaulting clients that the predominant two reasons for those clients having trouble making their mortgage payment really relate back to some sort of loss of income or excessive debt obligations, outside the mortgage itself, so this would be where clients have secured a mortgage from us and then subsequent to that, maybe put a second from another financial institution behind us or leveraged up their balance sheets in some way and have run into overall problems in servicing their overall debt.

I do want to remind everybody that our Pick a Pay product, which is our option payment ARM, is structured with caps that limit the amount a customer’s payment may increase in any given year to no more than 7.5% of the payment, so on a $1,000 mortgage payment that would be a $75 increase from one year to the next and therefore, I just want to point out that payment shock in our option ARMs is just not an issue here at all. It’s really not an issue with the product. Given the environment, again, we’re not surprised to see the residential nonperforms trend up as we noted last quarter, it’s what we’ve been expecting and I would anticipate that we’ll continue to see some trend up over the next few quarters as well. But because of the way these loans are underwritten, we’re not seeing any meaningful increases in losses in the portfolio and we don’t expect to see any rises and losses as we look forward over the next few quarters, and so the underwriting process and how these things are booked and what we’re ultimately relying upon is holding up very well as expected.

We also saw a modest $60 million increase in commercial nonperforming loans. That $60 million was scattered across several names and in looking at those names and through the watch list processes, we don’t believe there are any additional significant losses on those names beyond what we probably, or what we have already taken. Charge-offs, as Tom noted for the quarter, were down slightly from the first quarter. Gross charge-offs were essentially flat. Recoveries were up just a little bit and the ratio came in at about 14 basis points. So the largest commercial charge-off we saw during the quarter was just under $5 million and then they dropped off pretty significantly from there.

On the allowance front, the provision, once again exceeded net charge-offs by a modest amount, which primarily represented the additional allowance needed to support loan growth, again, Tom noted in the Card and the dealer financial services book where we’ve seen pretty nice growth. Credit quality indicators across the portfolio continue to look very healthy with only a very modest rise in criticized assets and the category of criticized assets where we’re seeing some rise would be the least risky. The other assets especially mentioned, and given that we don’t have a subprime focus in our business and that our home equity loan exposure is both modest and mostly all in the form of very high quality prime equity lines combined with the low loss content of our nonperforming loans, we are very comfortable with our allowance coverages at the end of the quarter.

I thought I would just make a couple of comments switching gears about the turbulence in the capital markets and the impact on Wachovia. Overall, I feel like we are in very good shape. It strikes us that the root of what’s been going on is a repricing of risk to more rational and appropriate levels — acknowledge that the turbulence is causing some disruption in the market but in the end, it’s probably a very healthy correction to a market that had become very aggressive in its willingness to accept ever increasing leverage levels, weaker structures, and thinner pricing.

Probably not appropriate to get too specific around the numbers at Wachovia, but acknowledging there would be a high level of interest in that, but for competitive reasons I want to be a little careful of how specific we get but we view the risk to Wachovia with what’s currently happening is very modest. So let me give you just a little bit of color. In our CMBS fixed rate warehouses, they’re running at levels of 50% or 70% where they normally run. We feel good about the current collateral that is in the warehouses now, generally in line with market pricing levels, and we feel very good that our rate and spread hedging strategies here have been effective, and I’ll say that we see no credit deterioration here at all. The other structured product warehouses are also at modest levels. We scrutinized our positions across all of our warehouses and structured product businesses at quarter end and took some modest writedowns and have since liquidated a number of those positions. We have very little hedge fund exposure and as you know, we are not in the prime brokerage business, so we don’t have any real concerns there. Our high yield bridge exposure for mandated deals and our mandated leverage loan pipeline is very modest compared to the announced deals in the overall market and the positions held by many other underwriters, and we are not overly concerned about any of our transactions.

We are currently holding no funded high yield bridge loans right now. We have very little in the way of equity bridge exposure and no concerns about the small positions that we do hold. We are very selective where we enter into equity bridges where we feel very good about the distribution capabilities, the quality of the deal, and quality of the financial sponsor, and so we’re very selective in that end of the market, and lastly, I think it would be important to note that we underwrite all of our deals across all of our platforms which are slated for distribution with an eye toward our willingness to hold the entire position if necessary, and therefore again, have been very selective about the transactions we’re willing to back.

As for subprime and our capital markets businesses, and in our origination businesses, we shied away from diving into this business over the last few years as that market took off really for two reasons. One is given the firm’s prior experience in the subprime market in the late ‘90s and also importantly, the view of our Capital Markets Group that the risk in this arena has been underpriced for quite some time, so we just haven’t felt that it has been a business that’s made good sense for us and, therefore, we’ve actively managed our business to minimize our exposure to the subprime market. So as a result there’s been little impact to our businesses with the turbulence in the subprime markets, and we don’t anticipate any meaningful potential impact to earnings from subprime going forward. So to wrap up, as we said coming into the year, we anticipated seeing a modest rise in credit costs from the extraordinarily low levels we experienced in 2006 and it looks like 2007 is basically unfolding like we expected and I feel very good about where we wound up the quarter and the outlook for the remainder of the year. Tom, I’ll turn it back to you.

Tom Wurtz - Wachovia Corporation - CFO

Thanks, Don. I’d now ask people to turn to page 14, which is the updated full year outlook, and it’s pretty straightforward, just two points to make. First our guidance doesn’t reflect the merger with A.G. Edwards, so it’s just for Legacy Wachovia, and the only point we would make about updates to the guidance would be while net interest income growth looks more flattish than it did back in April, net credit income or NII minus provision expense looks about the same to us so we really don’t have much of a change in view as to what net credit income looks like, and so overall no real bottom line impact, just a tweak to the geography.

Before I turn it back over to Ken I’d like to make one note that we’ve decided to discontinue the Legacy Golden West monthly financial highlight report. Obviously this transaction has moved further along in the integration of our two platforms. This report no longer provides a relevant look at the business. What does provide relevant insight is our combined mortgage origination results as well as retail deposit growth results, which are contained in the appendix, and so one thing I’m pleased to say is that over the first five months of the year, we saw contraction in the portfolio size at Legacy Golden West, and in June we actually have a little bit of growth and early on in July it looks like a little bit of growth as well so hopefully we’ve eclipsed that trend, so we’re starting to see a reduction in pre-pays that is outstripping pressures on origination volumes. So with that, I will turn it back over to Ken.

Ken Thompson - Wachovia Corporation - CEO

Okay, thank you, Tom, and before we go into Q & A, I referenced at the beginning of my comments the strength that we’re seeing in each of our four lines of business and we thought it might be useful to you to have each of the business heads give you a very brief view of their outlook for the businesses. So I’m going to ask each of them to do that, and we’ll start with Ben Jenkins in our General Bank.

Ben Jenkins - Wachovia Corporation - President, General Bank

Ken, thank you, and for our businesses we expect the second half of the year will continue to be challenging from an economic environment standpoint but with that said, we believe we’ve got good momentum going into the second half of the year based on our performance in the second quarter. The second quarter was exceptional for us from a retail sales standpoint. We acquired in the second quarter 426,000 new retail households or customers, with more than 90% of that number acquired through a deposit relationship. Take that number and just annualize it, it’s about greater than 14% acquisition rate which is the highest we have seen in our retail bank since about the fourth quarter of 2003, first quarter of

2004 when we introduced free checking. If you look at deposit account sales, they were up 18% by dollars on a linked quarter basis and if you look at net new checking, it was up 16% on a linked quarter basis and if you further look at the first two quarters, our net new checking totaled 579,000 in net new units and that would compare against 550,000 for all of last year, so we feel great about that.

Our customer service scores were the highest in our history with customer satisfaction at 6.65 out of a seven point scale and our customer loyalty percentage was at 54% and because of all of that, not surprisingly, customer attrition remained in that 10-11% annualized number. Balance sheet growth was strong throughout the second quarter with 6% year-over-year loan growth and 8% year-over-year deposit growth. Fee income we were pleased with, equally strong up 13% on a year-over-year basis and 11% on a linked quarter basis. The growth we’re seeing encourages us when it’s coupled I think with strong margin management and an expected leveling out of expenses in the third and fourth quarter, all that will allow us, I think, to perform very, very well against our competitors in the second half of the year.

Ken Thompson - Wachovia Corporation - CEO

Thank you, Ben. We’ll turn to Steve Cummings in Corporate & Investment Banking.

Steve Cummings - Wachovia Corporation - Head, Corporate & Investment Bank

Thanks, Ken. Obviously it’s hard not to feel good about a record quarter, earnings up 57% from prior quarter and 19% from prior year. I’d say that we feel particularly good in the environment that we’ve been operating in to have those kinds of results. Second quarter as you have seen was a very strong principal investing quarter, a new record. Some direct realizations that exceeded expectations and were sooner than expected, but beyond that, our overall investment banking origination results were very strong with a new record, particular strength in syndication, our global rates businesses and really across-the-board, near record results in several other businesses.

One metric we watch closely as we continue to build our platform is the addition of new clients and we continue to show great progress on that with new lead bank relationships continuing to track very positively. Our asset based lending business also had a record quarter, very strong origination results across the whole platform and very good asset management. Not shown in those numbers but echoing some of Don’s comments is how well our team has managed our business in some tumultuous times. I attribute that to a culture that we have here. It’s a very integrated operating model with origination and product execution and distribution and risk management working very closely together to properly balance the decisions about business that’s presented to us and how we manage the risks associated with it, but very quickly on a couple key markets, the subprime and CDO businesses which Don touched on, as he said, we have avoided the origination side of subprime for some time. We don’t have that origination platform, plus when we have brought platforms in that did have subprime activities over the last 18 to 24 months, we have purposely exited that portion of the business.

Furthermore as you know, we’re one of the larger players in the CDO business, and in that market we’ve managed that exposure also extremely well; some indicators of that would include the recent rating agency actions that have been taken. If you look at the exposure of our deals and those deals that have been mentioned, I think you’ll find that we have among the best performance amongst our peer group in that particular business. So we’ve had nominal P & L impact from that market in our overall P & L and given where we are today, we feel very good about that we’ll continue to be the case going forward. And our warehouse positions in that business are down substantially from where they have been.

Leveraged finance obviously is also a very important part of our business that we’ve been investing in. We’ve made a lot of progress in that business over the last couple of years and in particular, we’ve focused on some of the large sponsors. I do believe that we’ve also proven that we’ve managed that carefully — to grow the business but accurately assess the risk and we’re very pleased with our current position. Again, I don’t need to repeat what Don said but we’ve made progress in the market. We have not, we’ve done it without taking on a lot of retained risk and relative to where the market is we feel very good about where we stand. The deals that we do have in our pipeline, we don’t regret any of them.

Obviously, there’s some impact on potential profitability as those deals go through the execution phase, but we feel very good about the sponsors we’re doing work with and the transactions we’ve selected out of that pipeline. Looking forward our pipelines remain at or near record levels. Obviously, certainty of timing of closure has gone down since 30—60 days ago, but we really do feel good about where we stand in particular given the fact that we’ve dodged some of the issues that are out there, we feel we’re in a very good position to take advantage of our position and be more offensive in a better priced market and pick up market share.

Ken Thompson - Wachovia Corporation - CEO

Thank you, Steve. I’ll ask Stan Kelly to talk about Wealth Management.

Stan Kelly - Wachovia Corporation - Head, Wealth Management

Thank you, Ken. Our outlook in the Wealth Management Group for the balance of the year is particularly positive in several areas throughout the division. Our new business pipelines in investment management and in our lending business are both at all time highs. We’re particularly pleased with that. Our expansion markets in Texas and in the Northeast are achieving strong year-over-year growth and in particular, our Manhattan team, which was a new team 2 to 3 years ago, is among our top performing teams in the business with strong double digit year-over-year growth.

Another one of our businesses is our Calibre business, which serves the ultra high net worth segment, is having their best year by far, having won new business with several very large new families throughout the country. They are enjoying strong double digit year-over-year revenue growth as well and we look for great prospects going forward in that group. Also, our client loyalty scores also hit an all-time high in the quarter.

Finally, we’re particularly pleased with our prospects and the performance of the Private Advisory Group. This is the group that is transitioning from the General Bank to the Wealth Management Group and our new client acquisition continues to be very strong there, and we have just announced in the last several weeks new leadership throughout the country to also include new leadership in California that was announced just yesterday. So there are several favorable trends throughout the business. These positive trends are balanced with the softness in the insurance business and the deposit business, but our outlook is very favorable looking forward. Thank you. Ken.

Ken Thompson - Wachovia Corporation - CEO

Thank you, Stan, and now David Carroll on Capital Management.

David Carroll - Wachovia Corporation - Head, Capital Management

Thanks, Ken. Sort of like Steve and everybody else, we’re coming off a very strong quarter in our brokerage, asset management and the retirement businesses, with operating earnings up 31% year to year. In fact this is the Capital Management Group’s sixth consecutive quarter of at least 20% operating earnings growth. The fundamentals driving that remain in place so we’ve got a lot of momentum going into the second half of the year. In brokerage, we’re seeing strong client asset growth, 3% up linked quarter and 13% year to year. The key managed account category is up 24% year to year, but still at only about 19% of total AUM, so we have room to run there. FA productivity is up 11% year-over-year.

The sale of CIB products, products that are underwritten in our Corporate & Investment Bank and sold by brokerage are up 90% on a linked quarter and 112% year-over-year. In fact, through the first six months of this year our combined revenue generated of about $395 million is 88% of the total generated last year so we see more momentum there, and we have a very busy equity syndicate calendar for the rest of the year. As Tom mentioned earlier, in brokerage, we’re also seeing nice growth in advisor headcount. We were up by 1% in the quarter. We hired 270 advisors in the second quarter and the average productivity of our new hires is about 41% better than for the advisors that are attriting.

In Asset Management, we had a very good quarter, strong revenue growth up 16% linked and 44% year-over-year, reflecting in part the acquisition of European Credit Management. They’ve seen nice growth in AUM from about $26 billion in AUM to over $30 billion at quarter end and Met West, that we closed on a year ago, a large cap intrinsic value manager, AUM is up 71% year-over-year. And so again, for that part of the second half of the year that we have control over, we feel very good about the strategies that are in place that are driving top line growth.

A.G. Edwards is much on our minds. It’s going well, and in terms of integration, we have our integration organization in place. We were on the ground in St. Louis within four days of announcement. In terms of timing, with this integration, we would be where we were with Wachovia and First Union after about four months and we’re seven weeks into this, and with respect to Wachovia Securities and Prudential, comparing the progression there, we were – actually after seven weeks we are about where we were at six months, so we’ve refined the process and we’re taking advantage of our experience there, but we feel pretty good about the second half.

Ken Thompson - Wachovia Corporation - CEO

Okay. Operator, I think we have given a pretty full review and we’re now ready to answer questions.

Operator

(OPERATOR INSTRUCTIONS). We’ll pause for just a moment to compile the Q & A roster. Your first question comes from the line of Kevin Fitzsimmons with Sandler O’Neill.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

Good morning, everyone.

Ken Thompson - Wachovia Corporation - CEO

Good morning, Kevin.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

On the subject of the trading in principal investing, I heard what you said about comparing first half of the year versus first half last year, but can you give us a little bit of a glimpse on how we should be looking at this going forward? I know in the past, I think you used to talk about a 150 kind of average type of run rate in this, and just looking at the pipeline of business, where do you think those line items go over the next few quarters? Thanks.

Steve Cummings - Wachovia Corporation - Head, Corporate & Investment Bank

Kevin, this is Steve Cummings. Principal investing, we’ve said that we’ve consistently exceeded that in the environment we’ve been in. Our balances of total investments are approaching $2 billion and so you can do your own math at what you might expect the returns out of that, but we feel like we have good visibility into the third quarter and markets staying in reasonable shape here that we expect another solid quarter in principal investing in the third quarter. Beyond that, I would revert to the kind of guidance that we’ve given you in the past but it’s a very unpredictable number, and wish we could give you better clarity on that than we have been able to do.

On the trading we did have a good quarter. We had across-the-board solid turnaround and particularly positive in our rates businesses and structured products, and I’d say that it was above normalized expectations, but the business is growing and don’t feel like it was an extraordinarily large quarter in that regard. Tom, I don’t know if you have anything to add to that?

Tom Wurtz - Wachovia Corporation - CFO

No, I think that’s fair to say in the rates business, we need some volatility to be successful. We’ve had volatility and turned that into bottom-line profitability so I feel pretty good on that front.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

But just based on where you are, what you’re seeing right now so far in this quarter, we shouldn’t necessarily be expecting a dramatic fall off but not necessarily this kind of linked quarter growth as well? Is that fair to say?

Tom Wurtz - Wachovia Corporation - CFO

I would say I wouldn’t expect a dramatic fall-off.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

Okay, and one quick follow-up. Can you give us a little bit of an update on how the cross selling to Golden West customers is going? I think that’s something you’ve emphasized in the past and I just want to get an update there. Thanks.

Ben Jenkins - Wachovia Corporation - President, General Bank

Kevin, this is Ben Jenkins. I’ll be glad to. On the mortgage side, we have mortgage consultants in our branches and about — their production was up nicely in the second quarter, it was up over 50% above the first quarter and about 20% of that production is the Golden West payment option product. If you look at the Legacy Wachovia mortgage consultant, about 10% of their production is now from the payment option World product. If you look at the World mortgage consultants, 3 to 5% of their production would be in the marketable or salable product that Wachovia introduced.

If you go to the branches and retail centers, it continues to be another great story. We had in the quarter a net checking number of about 37,000 net checking accounts sold by the Golden West or World Savings team in those retail offices. The accounts continue to look very attractive. They are about 30% larger than the accounts we’re opening on the East Coast and the DDA component of that is actually greater than the DDA component on the East Coast so in other words there’s more DDA as opposed to interest checking from those accounts, so by all accounts we’re getting traction, we’re very pleased, and we think those numbers will continue to be very attractive. We would expect to see a little bit of fall off on the checking sales in the third quarter perhaps as those individuals go through a lot of training to get ready for the fourth quarter deposit conversion in the western half of the United States.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

Okay, great. Thank you.

Operator

Your next question comes from the line of Betsy Graseck with Morgan Stanley.

Betsy Graseck - Morgan Stanley - Analyst

Hi. I know you don’t give NIM guidance anymore but I just wanted to understand if you could talk a little bit some of the major drivers of the decline this quarter and the degree to which you think changes in bond pricing recently have changed your own internal outlook?

Tom Wurtz - Wachovia Corporation - CFO

Hi, Betsy, this is Tom. With respect to recent changes in the level of bond markets, that doesn’t in the short-term have a material impact because it will just be the ability to reinvest it at modestly higher rates and again you’re just talking about a very small fraction of the total asset portfolio there. Really, it was a number of things, since the trading portfolio was up, the structure product warehouses were up.

We started a bank in Ireland that will ultimately house Capital Markets activities in Europe, and initially the asset side of that looks like a lot of very low spread assets that over time will be replaced with more customer driven assets, and so that was another drag on the margin, and so that as well as just some things that kind of move in and out of benefits or detriments, put more pressure on it this quarter than I would have guessed as we entered the quarter, but as I’ve mentioned in my prepared comments, I would expect that you’ll see a little bit of a rebound so I wouldn’t expect that you’ll see continued degradation of margins.

Betsy Graseck - Morgan Stanley - Analyst

Was the European activities with the new bank that you put in Ireland, the bulk of the trading asset increase?

Tom Wurtz - Wachovia Corporation - CFO

No. It would show up in international commercial loans – would be where that would show up.

Betsy Graseck - Morgan Stanley - Analyst

Okay.

Tom Wurtz - Wachovia Corporation - CFO

Again they are just at this point very low spread assets that, over time — we had to put something in place to begin to build the operations capability of the entity and so forth and that will be replaced with core activity.

Betsy Graseck - Morgan Stanley - Analyst

Okay, thanks and then on CMBS, I think in the prepared remarks there was a comment about how you’ve gone through the whole portfolio and you feel very comfortable I think that’s the words you used and that you don’t see credit deterioration in there. Could you just give us a sense as to what you did to come to those conclusions and what everything else is based on?

Don Truslow - Wachovia Corporation - Chief Risk Officer

Yes, Betsy, again in the commercial real estate markets we really have not seen any credit deterioration. The issue that’s been out there in the market is collateral that was originated at market pricing before the shift we’ve seen in the last few weeks.

Betsy Graseck - Morgan Stanley - Analyst

Right.

Don Truslow - Wachovia Corporation - Chief Risk Officer

And then from a repricing standpoint, how does that collateral set and so we’ve gone through and revalued the focus as we marked that book, and because the volumes are lower, we just don’t really see an issue in that book. So my point is, I mean, we’re not really seeing any credit deterioration there. It’s just been a matter of pricing and the hedging strategies we’ve had in place as well as the size and just the velocity through the warehouses have put us in pretty good shape.

Betsy Graseck - Morgan Stanley - Analyst

When you say the volumes are lower you’re talking about the forward volumes?

Don Truslow - Wachovia Corporation - Chief Risk Officer

Well, in other words, the build in new volumes as we clear stuff out of the warehouse, and it’s just the market is, the market to acquire collateral is still catching up with where market pricing is on issuance, and so it’s just tougher right now to find good collateral to put in the warehouse and think that you’re going to —

Steve Cummings - Wachovia Corporation - Head, Corporate & Investment Bank

And I’d add to that on the fixed rate side, we are pricing to what we think is current market, and we don’t believe that the entire market has moved to that so we’re not wanting as many deals. Our fixed rate - I meen floating rate activities still continue to show good activity and in fact are growing. So, we think that the market has just got to recalibrate here.

Tom Wurtz - Wachovia Corporation - CFO

Betsy, one other point I’d make is collateral originated is intended for a specific deal to the extent it doesn’t make it into that it’s referred to as the variance pool. That stuff is marked-to-market and then marketed for sale immediately, so the results for the second quarter reflect that valuation of anything that didn’t make it into the intended securitization.

Betsy Graseck - Morgan Stanley - Analyst

Okay, and you’re basically saying that the underlying payment stream from the real estate is not what’s driving these marks but it’s the valuation that—that the buyers are putting on it?

Tom Wurtz - Wachovia Corporation - CFO

There’s two things — There’s a temporary disconnect between the rates at which customers are accustomed to paying, the loans that originated and what investors are demanding, and then second of all, during the second quarter or late first quarter, the rating agencies re-address their view of a lot of securitization activities but that subordination levels should be different and so therefore, that caused the capital structure of the deals to be different and that puts some pressure on profitability in short-term as well.

Betsy Graseck - Morgan Stanley - Analyst

Okay, and which part is marked-to-market? It’s the variance fully commissioned?

Tom Wurtz - Wachovia Corporation - CFO

Yeah, any loan that’s originated for intended — a securitization and it doesn’t ultimately make it in there, we take it out, mark-to-market, and then we market it for sale.

Betsy Graseck - Morgan Stanley - Analyst

And then the pieces that are, that you anticipate will be in the pools get marked-to-market at the time of issuance? Is that right, or at the time of marketing?

Tom Wurtz - Wachovia Corporation - CFO

Yes.

Betsy Graseck - Morgan Stanley - Analyst

Okay. All right, thanks.

Operator

Your next question comes from the line of Jefferson Harralson with KBW.

Jefferson Harralson - KBW - Analyst

Hi, thanks. I wanted to ask about the syndicated warehouses. You mentioned that the warehouses are down pretty significantly from past levels. Is that a risk reduction thing, I keep hearing about a big forward calendar, and does that imply that there should be less revenues from this source in Q3 and beyond?

Steve Cummings - Wachovia Corporation - Head, Corporate & Investment Bank

Yes. I think when we were talking about the levels being down, we were referring more to some of our other structured product activities that our leverage finance business activity has been high and we have a good pipeline out there. I think what we were saying was that – what we intended to say if it didn’t come out right - was that our exposure to that big forward pipeline is at the very much the low end of where our peer group is and that we don’t have any funded bridges in place right now, and we all have a question about how that stuff clears and we think we have a good view of what the future profitability will be, and yeah, that’s an area that there could be some revenue impact. I will tell you though that from the leverage finance business on our platform, in terms of revenues is less than 5% and that’s not all sponsor related, so it’s not like it’s something that is one of the major engines that we’re completely dependent upon. It’s an important business but not dominant.

Jefferson Harralson - KBW - Analyst

Okay, thanks a lot.

Operator

Your next question comes from the line of David Hilder with Bear Stearns.

David Hilder - Bear Stearns - Analyst

Good morning. Just a couple of questions on Golden West. The increase in residential mortgage non-performing assets, were those primarily from Legacy Wachovia or from the Golden West book?

Don Truslow - Wachovia Corporation - Chief Risk Officer

David, this is Don. They were primarily in the Golden West book. So of that total $224 million or so, there was a little over $200 million that actually was out of the Legacy Golden West portfolio.

David Hilder - Bear Stearns - Analyst

And is there any particular geographic concentration to that?

Don Truslow - Wachovia Corporation - Chief Risk Officer

There is a little bit of one in the Central Valley of California, so just east of the Bay Area, basically around — between the Bay Area and Sacramento. We are seeing some higher stress in those markets, particularly on housing values. That is a market that appears to have gotten ahead of itself in terms of supply. Just to give you a little bit of color, the average loan values or house values that we’re lending against in there are somewhere around $350,000 or $400,000, so we’re not at the real high end by any means, but we’re just seeing absorption there take longer and the supply has gotten out ahead. The good news is it is a very vibrant area. Jobs are good, the economy is strong and it’s just a matter of absorbing the inventory out there we believe. But that would be probably the one area that stands out in the portfolio right now that is being worked with particular diligence.

David Hilder - Bear Stearns - Analyst

Okay, and are you going to provide information on how much of the interest accrual reflected increase in principal balances on the pick a pay mortgages?

Tom Wurtz - Wachovia Corporation - CFO

The deferred interest?

David Hilder - Bear Stearns - Analyst

Yes.

Tom Wurtz - Wachovia Corporation - CFO

Yeah, I don’t think we have any reluctance to share that. It’s right in line with what we always said it would, so I have no apprehension about sharing that with everyone.

David Hilder - Bear Stearns - Analyst

Okay, and then finally just in terms of the mortgage production, any general distinction or split between fixed and adjustable rate origination?

Tom Wurtz - Wachovia Corporation - CFO

I’m sorry, David. I was looking for the answer to your question, so I didn’t pay enough attention to the question you just asked. The answer to the deferred interest is $2.3 billion which is right in line with the trend line we’ve had and so could you ask the question again, I apologize.

David Hilder - Bear Stearns - Analyst

Sorry, on deferred interest, how much did it increase in the quarter?

Tom Wurtz - Wachovia Corporation - CFO

About $300 million.

David Hilder - Bear Stearns - Analyst

Okay, thanks very much for that and the other question was just sort of a sense of how the mortgage origination was split between fixed rate and adjustable rate.

Tom Wurtz - Wachovia Corporation - CFO

Over time, we’ve seen a pattern of migration away from adjustable rates, fixed rate, we introduced the fixed pick a pay, we’ve introduced a — kind of a hybrid that has a fixed component for three years and then turns into a traditional pick a pay arm, and so you’ve seen a continued migration towards more of the fixed products. Margins are about the same for us on either product, so we don’t have a strong bias as to which customers elect, but you’re probably getting close to 50/50 or something like that.

David Hilder - Bear Stearns - Analyst

Great. Thanks very much.

Operator

Ladies and Gentlemen, we have reached our allotted time for questions. Your final question comes from the line of Nancy Bush with NAB Research LLC.

Nancy Bush - NAB Research - Analyst

Good morning, guys. A couple questions. Don, could you just, I mean I know you have been warning us that this increase in residential real estate non-performers was coming but it just seemed to sort of leap ahead. I mean — Is this going to be sort of a continuous level of increase that you see here or is this going to be lumpy around reset periods, etc.?

Don Truslow - Wachovia Corporation - Chief Risk Officer

Nancy, I think I don’t know that reset periods really have anything to do with what we’re seeing, again given the nature of the product with payment caps and the like. My anticipation would be because some of this is being driven just by seasoning of the portfolio that it won’t necessarily be lumpy but it will be a trend for a few quarters and then level off. That’s what I would expect.

Nancy Bush - NAB Research - Analyst

Okay, great. David, question for you. My understanding is that retention payments at Wachovia Securities are that the brokers on the Wachovia Securities side are receiving retention payments as well as are the A.G. Edwards brokers that you don’t want to lose. Are those payments, number one, if you could just give the philosophy behind that and are those payments to the Wachovia Securities brokers included in the merger charges for A.G. Edwards?

David Carroll - Wachovia Corporation - Head, Capital Management

Yes, and yes. They are receiving them. They are included in the merger charges, and they would be embedded in the results that we’ve predicted when we announced the transaction. They are less generous if you will for a comparable level of production on the Wachovia side, but the logic in it is, inasmuch as we are combining these firms and moving the headquarters, there was some concern out there on the part of advisors, not so much us in the management, that they would be impacted by it, and so it was a way to provide some calming influence over our people and so far, the results have been really good.

Nancy Bush - NAB Research - Analyst

Okay, and Ken, I have to ask this question because I’m getting —

David Carroll - Wachovia Corporation - Head, Capital Management

I’m sorry real quick. We did the same thing in Prudential too so this (inaudible) experience.

Nancy Bush - NAB Research - Analyst

Ken I need to ask this question because I’m getting it a lot from clients. Knowing what you know now about the mortgage market and the impact that some of the concerns about mortgage have had on your stock price, would you still do the Golden West deal?

Ken Thompson - Wachovia Corporation - CEO

I think we’re going to be happy that we did this deal long term. We’re going to be happy that we did it because of the experience that we’re having in the West as we use the branches that we acquired and I think on the mortgage side, this product, this pick a pay product is going to be very attractive when yield curves go back to normal and as the housing market comes out of the recovery. So yeah, we’re going through a little pain with it now, but I think a year out, 18 months out, two years out we’re going to be very happy that we did this deal.

Nancy Bush - NAB Research - Analyst

Okay, thank you.

Operator

Now I’d like to turn the call back over to Management for any closing remarks.

Ken Thompson - Wachovia Corporation - CEO

Okay, thank you, Operator, and I’ll just close by thanking you all for being with us. I think we are pleased with this quarter, we think that it’s a solid growth quarter and I think I’m most pleased with the quarter because we are growing and we are doing it in a very conservative way and I hope we got that across as we talked about what we’re doing in credit and in managing everything going on in structured products and in the repricing of asset classes. So we’re pleased with it. As usual, we are here to answer your questions, address them to Alice Lehman and her team, and we’ll see you soon. Bye-bye.